Exhibit 99.1

BitVentures Limited Launches New Digital Assets Segment with Acquisition of High-Efficiency Mining Fleets

January 2, 2026 HONG KONG (GLOBENEWSWIRE) – BitVentures Limited (the “Company”) today announced the Company’s Board has approved the official launch of its Digital Assets segment. As a foundational step in expanding this new business segment, the Company has entered into various definitive purchase agreements and hosting agreements to acquire several fleets of Bitmain cryptocurrency mining machines and hosting capacity totaling approximately 0.5 MW in power capacity. The acquired fleets consist of Antminer S21 XP Hydro miners, Antminer S21 XP air-cooled miners and Antminer L9 miners, delivering an aggregate Bitcoin hashrate of 30 PH/sand a combined Litecoin and Dogecoin hashrate of 0.5 TH/s.

The miners will be hosted in various secure, high-uptime datacenters across the United States. Deployment is expected to occur in batches starting January 2026, with full operational ramp-up in the first quarter of 2026.

Subject to ongoing market conditions, the Company intends to continue to pursue a diversified cryptocurrency mining strategy, targeting Bitcoin and select altcoins to optimize risk-adjusted profitability. The acquired ASICs are current-gen, high-specification machines, offering high energy efficiency. At 12–13.5 J/TH for Bitcoin mining and 0.21 J/MH for Litecoin and Dogecoin mining, the Company believes that the acquired miner fleets provide a good level of resilience across a wide range of market conditions, even in the event of volatile or lower cryptocurrency prices.

Lawrence Wai Lok, CEO of BitVentures Limited, commented, “This transaction is a proof-of-concept deployment that marks the formal launch of the Company’s Digital Assets segment. Subject to ongoing market conditions, the Company intends to continue to invest in digital assets, and methodically scale its operations in tranches, creating a foundation for future expansion into broader digital asset services, including potential staking, node operations, and ecosystem partnerships. We believe that establishing an efficient mining footprint may position the Company favorably to pursue broader opportunities within the digital asset ecosystem.”

About BitVentures Limited

BitVentures Limited (NASDAQ: BVC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.bitventures.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

BitVentures Limited

Email: ir@bitventures.io